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                             CANCELLATION AGREEMENT

         This Cancellation Agreement (the "Agreement") is dated as of September 4, 2001, between PrimeSource Corporation, a Pennsylvania corporation (the "Company") and Edward W. Padley, an individual ("Padley").

                                   BACKGROUND

         WHEREAS, the Company and Padley executed an Employment Agreement dated as of December 31, 1997 (the "Employment Agreement"), whereby the parties established certain terms and conditions and imposed certain obligations on themselves regarding the employment of Padley, including but not limited to certain rights upon the occurrence of a change-of-control, as defined therein; and

         WHEREAS, the Company has executed an Agreement and Plan of Merger with Fuji Photo Film U.S.A., Inc., Enovation Graphic Systems, Inc., and FPF Acquisition Corp., dated September 4, 2001 (the "Merger Agreement"), that would trigger the change-of-control provisions of the Employment Agreement; and

         WHEREAS, the Company and Padley desire to cancel and terminate the Employment Agreement and to establish a full and final settlement of any and all compensation due Padley under Section 3(c) of the Employment Agreement as a result of the change-of-control of the Company and the cancellation and termination of the Employment Agreement; and

         WHEREAS, the Company desires to continue the employment of Padley as the Vice President and General Manager of Prime Distribution West, and Padley desires to continue to serve as Vice President and General Manager of Prime Distribution West of the Company.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

         1.       CANCELLATION OF EMPLOYMENT AGREEMENT.

                  (a) The Employment Agreement is hereby cancelled and shall be of no further force and effect as of the "Effective Date." The Effective Date shall be the later of the following dates: the date of the consummation of the Offer (as defined in the Merger Agreement), i.e. the date on which the shares tendered in the Offer are accepted for payment, and the date on which Padley is paid the consideration set forth in Section 1(b) below. As of the Effective Date, neither the Company nor Padley shall have any further rights or obligations under the Employment Agreement.

                  (b) In consideration of the cancellation of the Employment Agreement, and in full satisfaction of the Company's obligations under Section 3(c) of the Employment Agreement with respect to the change-of-control resulting from the Merger Agreement, the Company agrees to pay to Padley the aggregate amount of $475,000.00 on or before the fifth business day following the consummation of the Offer. The Company shall withhold from such payment all amounts which it is required under applicable federal, state or local laws to withhold for applicable income, withholding and/or employment taxes.


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         2.       EFFECT OF CANCELLATION.

                  (a) Notwithstanding anything contained herein to the contrary, Padley's employment with the Company as its Vice President and General Manager of Prime Distribution West shall continue on an employment at-will basis, with the same compensation, perquisites and benefits as existed prior to the Effective Date, provided Padley shall have no rights under Section 3(c) of the Employment Agreement with respect to the change-of-control resulting from the Merger Agreement except as provided in Section 1(b) above. By way of example only, and not by way of limitation, after the Effective Date Padley will continue to participate in the Company's present and future insurance programs, pension plan, SERP, 401(k) Savings Plan, stock option plans, management incentive plans and other similar or dissimilar plans applicable to executives of the Company, as may be in effect from time-to-time and as the same may be amended or modified, including but not limited to all rights thereunder as a result of the change-of-control resulting from the Merger Agreement.

                  (b) This Agreement does not limit Padley's right to indemnification as an officer either directly from the Company or through its directors and officers liability insurance policy for claims arising out of Padley's service as a director or officer of the Company, or any of its subsidiaries or affiliates, or as trustee, administrator or fiduciary of any of its employee benefit plans.

                  (c) Padley expressly acknowledges and agrees that the consideration payable under Section 1(b) above does not constitute "compensation" for purposes of the Supplemental Executive Retirement Plan.

         3. BINDING EFFECT. This Agreement shall inure to the benefit of and shall be binding upon the Company, its successors and assigns, and any corporation which may acquire all or substantially all of the assets of the Company or into which the parties may be consolidated or merged, and shall inure to the benefit of Padley and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. Upon Padley's death, all amounts to which he is entitled hereunder, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Padley's devisee, legatee, or other designee, or, if there be no such designee, to Padley's estate.

         4. ENTIRE AGREEMENT. This Agreement represents the entire agreement of the parties and supersedes all prior understandings and agreements between the parties relating to the subject matter of the cancellation and termination of the Employment Agreement. This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.


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                  IN WITNESS WHEREOF, the parties hereto have executed this
Agreement as of the day and year above first written.

WITNESS:

                                            /s/ Edward W. Padley
-----------------------------------         ------------------------------------
                                            EDWARD W. PADLEY

ATTEST:                                     PRIMESOURCE CORPORATION


/s/ William A. DeMarco                      BY: /s/ James F. Mullan
-----------------------------------             --------------------------------
                                            NAME:   JAMES F. MULLAN
                                            TITLE:  PRESIDENT


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